Exhibit 1

RESTRUCTURING & LOCK-UP AGREEMENT

This RESTRUCTURING & LOCK-UP AGREEMENT (this “Agreement”), dated as of February 3, 2010, is entered into by and among Neenah Foundry Company (“Neenah”), Neenah Enterprises, Inc. (“NEI”), NFC Castings, Inc. (“NFC” and together with Neenah and NEI, and each of their direct and indirect subsidiaries and their respective successors and assigns, the “Company”), the undersigned beneficial holders (or investment advisors or managers of beneficial holders, and any affiliates thereof) of the Senior Secured Notes (as defined below) (together with their respective successors and permitted assigns, the “Secured Consenting Holders” and each, a “Secured Consenting Holder”), and the undersigned beneficial holders (or investment advisors or managers of beneficial holders, and any affiliates thereof) of the Senior Subordinated Notes (as defined below) (together with their respective successors and permitted assigns, the “Subordinated Consenting Holders”, and together with the Secured Consenting Holders, the “Consenting Holders”).  The Company, the Consenting Holders and any subsequent person that becomes a party hereto in accordance with the terms hereof (pursuant to the Joinder attached hereto as Exhibit B) are referred to herein as the “Parties” and individually as a “Party”.

PRELIMINARY STATEMENTS

As of the date hereof, the Secured Consenting Holders hold, in the aggregate, approximately 55% of the aggregate outstanding principal amount of the 9.5% Senior Secured Notes due 2017 (the “Senior Secured Notes”) issued pursuant to that certain Indenture dated as of December 29, 2006, by and among Neenah, as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as Indenture Trustee, as supplemented on September 30, 2008 (the “Secured Notes Indenture”);

As of the date hereof, the Subordinated Consenting Holders hold, in the aggregate, 100% of the aggregate outstanding principal amount of the 12.5% Senior Subordinated Notes due 2013 (the “Subordinates Notes”, and together with the Senior Secured Notes, the “Notes”) issued by Neenah;

The Company and the Consenting Holders have agreed to implement a restructuring and reorganization of the Company pursuant to the terms and conditions set forth in the restructuring term sheet attached hereto as Exhibit A (including the schedules and exhibits attached thereto and the additional schedules and exhibits to be prepared and filed after the date hereof based upon such term sheet, which term sheet is in form and substance acceptable to the Requisite Secured Noteholders (defined below) and the Company, and which may not be materially amended without the written consent of the Company and the Requisite Secured Noteholders; provided, however, that with respect to Tontine (as defined in the Plan Term Sheet), any individual employed by Tontine, or the holders of the Subordinated Notes, any amendment that would result in materially adverse treatment to them requires the written consent of the Company, the Requisite Secured Noteholders and the Subordinated Consenting Holders, the “Plan Term Sheet”) which is expressly incorporated herein and made part of this Agreement.  The Plan Term Sheet sets forth the terms and conditions for the Restructuring Transactions (as defined below); however, it is supplemented by the terms and conditions of this Agreement.  In the event of any inconsistency between the Plan Term Sheet and this Agreement, this Agreement shall control.  The Plan Term Sheet is the product of arm’s length, good faith discussions between the Company and members of an ad hoc committee of holders of the Senior Secured Notes (the “Ad Hoc Committee”) comprising the initial Secured Notes Consenting Holders signatory hereto;

It is agreed that, subject to the terms of this Agreement, the restructuring transactions contemplated by the Plan Term Sheet (the “Restructuring Transactions”) will be implemented through a plan of reorganization under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as amended, the “Bankruptcy Code”), which plan of reorganization shall be consistent in all material respects with the terms of the Plan Term Sheet and shall otherwise be satisfactory to the Requisite Secured Noteholders and the Company (the “Plan”); and

The Company has agreed to commence voluntary reorganization cases under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement the Plan and effect the Restructuring Transactions.

STATEMENT OF AGREEMENT

In consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1.                                          Certain Definitions.  As used in this Agreement, the following terms have the following meanings:

(a)                                  “Definitive Documents” means the documents implementing, achieving and relating to the Plan and the Plan Term Sheet, including appropriate first day motions, the order of the Bankruptcy Court confirming the Plan, and definitive documentation relating to any debtor-in-possession financing, use of cash collateral, any exit financing, charter, bylaws and other corporate or organizational documents, warrant related agreements, shareholder related agreements, or other related documents, which shall contain terms and conditions consistent in all respects with the Plan Term Sheet and shall otherwise be reasonably satisfactory in all respects to the Company and the Requisite Secured Noteholders, in accordance with Section 6 hereof.

(b)                                 “Lock-Up Effective Date” means the date upon which this Agreement becomes effective and binding on the Parties in accordance with the provisions of Section 10 hereof.

(c)                                  “Lock-Up Period” means the period commencing on the Lock-Up Effective Date and ending on the date on which this Agreement is terminated in accordance with Section 4 hereof.

(d)                                 “Requisite Secured Noteholders” means the Consenting Holders party hereto as of the date of this Agreement.

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Section 2.                                          Agreements of the Consenting Holders.

(a)                                  Ownership.  Each Consenting Holder represents and warrants that, as of the date hereof, (i) such Consenting Holder (A) is the beneficial owner of the aggregate principal amount of Notes set forth below its name on the signature page hereof and all related claims, rights and causes of action arising out of or in connection with or otherwise relating to such Notes (the “Claims”), and/or (B) has investment or voting discretion with respect to such Notes and Claims (other than ordinary course pledges and/or swaps) with the power and authority to bind the beneficial owner(s) of such Notes and Claims to the terms of this Agreement and (ii) such Consenting Holder has full power and authority to vote on and consent to all matters concerning such Notes and Claims and to exchange, assign and transfer such Notes and Claims.

(b)                                 Voting.  Each Consenting Holder agrees that until this Agreement has been terminated in accordance with Section 4 hereof, and subject to Section 23 hereof, it:

(i)                                     shall timely vote or cause to be voted its Notes and Claims to accept the Plan following the receipt of a Bankruptcy Court approved disclosure statement that is materially consistent with the Plan and other solicitation materials in respect of the Plan that are acceptable in form and substance to the Requisite Secured Noteholders (collectively, the “Disclosure Statement”); provided, however, that such vote may, upon prior written notice to the Company and the other Parties, be revoked (and, upon such revocation, deemed void ab initio) by any Consenting Holder at any time following the expiration of the Lock-Up Period;

(ii)                                  shall timely vote or cause to be voted against and not consent to, or otherwise directly or indirectly support, solicit, assist, encourage or participate in the formulation of, any restructuring or reorganization of the Company (or any plan or proposal in respect of the same) other than the Plan Term Sheet or the Plan; and

(iii)          shall not (A) directly or indirectly seek, solicit, support or encourage the termination or modification of the exclusive period for the filing of any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action, including but not limited to initiating any legal proceedings or enforcing rights as a holder of the Notes, that could prevent, interfere with, delay or impede the approval of the Disclosure Statement, the solicitation of votes in connection with the Plan (the “Solicitation”) or the implementation or consummation of the Restructuring Transactions as contemplated by the Plan Term Sheet and the Plan, or (B) take any other action that is inconsistent with, or that would delay confirmation or consummation of, the Plan Term Sheet, the Plan or the Restructuring Transactions; provided, however, that nothing contained herein shall limit: (i) the ability of a Consenting Holder to consult with other Consenting Holders or the Company; (ii) the rights of a Consenting Holder under any applicable bankruptcy, insolvency, foreclosure or similar proceeding, including, without limitation, appearing as a party in interest in any matter to be adjudicated to appear and be heard, concerning any matter arising in the Chapter 11 Cases so long as the exercise of such rights, including any such consultation or appearance, is not inconsistent with the Consenting Holder’s obligations hereunder and the terms of the Plan Term Sheet and the Plan; (iii) the ability of a Consenting Holder to sell or enter into any transactions in connection

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with the Notes or any other claims against or interests in the Company, expressly subject to Sections 2(c) and 2(d) hereof, including the prohibition on the Subordinated Consenting Noteholders’ ability to transfer its other claims or equity interests without the express written consent of the Requisite Secured Noteholders; or (iv) the rights of any Secured Consenting Holder under the Secured Notes Indenture or the Subordinated Notes Indenture, as applicable, or constitute a waiver or amendment of any provision of the Secured Notes Indenture or the Subordinated Notes Indenture, as applicable.

(c)                                  Transfers.  Each Consenting Holder agrees that, for the duration of the Lock-Up Period, such Consenting Holder shall not sell, transfer, loan, hypothecate, assign or otherwise dispose of (including by participation), in whole or in part, any of the Notes or any option thereon or any right or interest therein (including the deposit of any Notes into a voting trust or entry into a voting agreement with respect to any such Notes), unless the transferee thereof either (i) is a Consenting Holder or (ii) prior to such transfer, agrees in writing for the benefit of the Parties to become a Consenting Holder and to be bound by all of the terms of this Agreement applicable to Consenting Holders by executing the Joinder attached hereto as Exhibit B (the “Joinder Agreement”) and delivering an executed copy thereof to Stroock & Stroock & Lavan LLP (“Stroock”), as counsel to the Ad Hoc Committee, and Sidley Austin LLP, as counsel to the Company, in which event (a) the transferee shall be deemed to be a Consenting Holder hereunder to the extent of such transferred rights and obligations and (b) the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations.  Each Consenting Holder agrees that any sale, transfer or assignment of any Notes that does not comply with the terms and procedures set forth herein shall be deemed void ab initio, and the Company and each other Consenting Holder shall have the right to enforce the voiding of such transfer.  Notwithstanding anything contained herein to the contrary, during the Lock-Up Period, a Consenting Holder may offer, sell or otherwise transfer any or all of its Notes to any entity that, as of the Lock-Up Effective Date was, and as of the date of transfer continues to be, an entity that controls, is controlled by or is under common control with the Consenting Holder and is (or executes a Joinder Agreement under which such entity agrees to become) a Party to this Agreement.

(d)                                 Additional Claims or Equity Interests.  To the extent any Secured Consenting Holder (a) acquires additional Senior Secured Notes, (b) holds or acquires any other claims against the Company entitled to vote on the Plan or (c) holds or acquires any equity interests in the Company entitled to vote on the Plan, then, in each case, each such Secured Consenting Holder agrees that such Senior Secured Notes or other claims or equity interests shall be subject to this Agreement (including Section 2(c) hereof) and that, for the duration of the Lock-Up Period, it shall vote (or cause to be voted) any such additional Senior Secured Notes or other claims or equity interests (in each case, to the extent still held by it or on its behalf at the time of such vote) in a manner consistent with Section 2(b) hereof.  Each Subordinated Consenting Holder agrees that, for the duration of the Lock-Up Period, it shall vote any and all of its other claims and equity interests in the Company in a manner consistent with Section 2(b) hereof, and shall not transfer any such claims or equity interests without the express written consent of the Requisite Secured Noteholders.

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Section 3.                                          Agreements of the Company.  The Company hereby agrees that it shall:

(a)                                  use its best efforts to (i) commence the Chapter 11 Cases (such date, the “Filing Date”) no later than February 3, 2010, and file such “first day” pleadings on the Filing Date that are reasonably satisfactory to the Requisite Secured Noteholders, and obtain debtor-in-possession financing and use of cash collateral on terms that are satisfactory to the Requisite Secured Noteholders; (ii) obtain an interim order approving the Company’s motion for debtor-in-possession financing within three (3) business days of the Filing Date; (iii) obtain a final order approving the Company’s motion for debtor-in-possession financing within forty-five (45) days of the Filing Date; (iv)file the Plan and the Disclosure Statement with the Bankruptcy Court within sixty (60) calendar days of the Filing Date; (v) obtain Bankruptcy Court approval of the Disclosure Statement within ninety (90) calendar days of the Filing Date; (vi) obtain an order of the Bankruptcy Court confirming the Plan within one hundred and fifty (150) calendar days of the Filing Date; and (vii) consummate the Plan and the Restructuring Transactions on or prior to the date that is one hundred and sixty-five (165) calendar days after the Filing Date (the “Effective Date”);

(b)                                 not assert, or support any assertion by any third party, that, prior to issuing any termination notice pursuant to Section 4 hereof, a Secured Consenting Holder is required to obtain relief from the automatic stay from the Bankruptcy Court (and hereby waives, to the greatest extent possible, the applicability of the automatic stay to the giving of such notice);

(c)                                  prepare or cause the preparation, as soon as practicable after the date hereof, of each of the Plan, the Disclosure Statement and the other Definitive Documents, each containing terms and conditions materially consistent with the Plan Term Sheet, and to distribute such documents and afford reasonable opportunity of comment and review to the respective legal and financial advisors for the Secured Consenting Holders in advance of any filing thereof;

(d)                                 shall not (A) directly or indirectly seek, solicit, support or encourage the formulation, preparation, filing or prosecution of any plan, plan proposal, restructuring proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Company, or take any other action that could prevent, interfere with, delay or impede the approval of the Disclosure Statement, the Solicitation or the implementation or consummation of the Restructuring Transactions as contemplated by the Plan Term Sheet and the Plan, or (B) take any other action that is inconsistent with, or that would delay confirmation or consummation of, the Plan Term Sheet, the Plan or the Restructuring Transactions;

(e)                                  provide to the Secured Consenting Holders, Stroock, as counsel to the Ad Hoc Committee and Moelis & Company, as financial advisor to the Ad Hoc Committee (“Moelis”, and together with Stroock, the “Ad Hoc Committee Advisors”), (i) reasonable access (without any material disruption to the conduct of the Company’s business) during normal business hours to the Company’s books, records and facilities, (ii) reasonable access to the respective management and advisors of the Company for the purposes of evaluating the Company’s business plan and participating in the planning process with respect to the Restructuring Transactions, (iii) timely and reasonable responses to all reasonable diligence requests, and (iv) all reasonably available information with respect to all executory contracts and unexpired leases of the Company for the purposes of concluding, in consultation with the

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Company and its advisors, which executory contracts and unexpired leases the Company intends to assume, assume and assign or reject in the Chapter 11 Cases;

(f)                                    timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of the reasonable fees and expenses of the Ad Hoc Committee Advisors in connection with the Restructuring Transactions; and (A) upon interim approval of the Company’s debtor-in-possession financing facility, the Company shall pay to Stroock and Moelis all reasonable and documented amounts then due and outstanding and (B) to the extent the reasonable fees and expenses of Stroock and Moelis exceed their respective retainers as of the date of confirmation of the Plan and such fees have not been paid through adequate protection payments or otherwise, the terms of the Plan shall provide that the Company shall pay Stroock and Moelis their outstanding fees and expenses pursuant to section 1129(a)(4) of the Bankruptcy Code; and

(g)                                 The Company shall not file any motion to retain Rothschild Inc. (“Rothschild”) or seek assumption of the Engagement Letter entered into between Rotshschild and the Company on May 22, 2009 (the “Engagement Letter”), on any terms that would provide for compensation to Rothschild in excess of $3.85 million for its fees in the aggregate; provided that the foregoing provision shall not be applicable if any Consenting Secured Holder opposes the Company’s request to retain Rothschild in accordance with the terms of the Engagement Letter but subject to a $3.85 million limit for its fees in the aggregate.

Section 4.                                          Termination of Agreement.

(a)                                  This Agreement may be terminated by the Requisite Secured Noteholders in accordance with Section 4(b) hereof if any of the following events (any such event, a “Termination Event”) occur and are not waived in accordance with Section 9 hereof; and by the Subordinated Consenting Holders if a Termination Event occurs and is not waived in accordance with Section 9 hereof, that would result in materially adverse treatment to Tontine, any individual employed by Tontine or the holders of the Subordinated Notes.

(i)                                     the Company files, propounds or otherwise supports any plan of reorganization or restructuring other than in accordance with the Plan Term Sheet and the Plan;

(ii)                                  the Plan is modified or replaced such that it (or any such replacement) at any time is not in whole or in part consistent in any material respect with the Plan Term Sheet;

(iii)                               the Company withdraws or revokes the Plan Term Sheet or the Plan or publicly announces its intention not to pursue the Plan Term Sheet or the Plan or proposes a reorganization or plan under Chapter 11 of the Bankruptcy Code or other form of restructuring other than the Plan Term Sheet or the Plan;

(iv)                              the Company shall have breached any of its obligations, representations, warranties or covenants under this Agreement or failed to satisfy in any respect any of the terms or conditions under this Agreement;

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(v)                                 any final Definitive Documents, including any modification or amendment thereof, provide for any terms that are not, in whole or in part consistent in any material respect with all or any portion of the Plan Term Sheet or the Plan and are not otherwise reasonably satisfactory in all respects to the Requisite Secured Noteholders;

(vi)                              any other document, including any modification or amendment thereof, necessary to implement the Plan Term Sheet, the Plan and the Restructuring Transactions shall not be reasonably acceptable to the Requisite Secured Noteholders in all respects;

(vii)                           the Company files any motion or pleading with the Bankruptcy Court that is not consistent in any material respect with this Agreement, the Plan Term Sheet or the Plan;

(viii)                        the Bankruptcy Court grants relief that is materially inconsistent with this Agreement or the Plan Term Sheet or the Plan in any respect;

(ix)                                an examiner with expanded powers or a trustee shall have been appointed in the Chapter 11 Cases, the Chapter 11 Cases shall have been converted to cases under chapter 7 of the Bankruptcy Code, or the Chapter 11 Cases shall have been dismissed by order of the Bankruptcy Court;

(x)                                   the Company’s exclusive right to file and/or solicit acceptances of a plan of reorganization is terminated or modified in any respect;

(xi)                                the Company commences an action or proceeding (including, without limitation, any avoidance action) affecting the rights or claims of any Consenting Holder;

(xii)                             the termination of, or occurrence of an event of default (as defined in the applicable agreement) under any commitment to provide post-petition debtor-in-possession financing or exit financing to the Company, which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the agreement governing such facility;

(xiii)                          the termination of, or occurrence of an event of default (as defined in the applicable order or agreement) under, any order or agreement permitting the use of cash collateral or regarding post-petition financing which shall not have been cured within any applicable grace periods or waived pursuant to the terms of the agreement governing such facility;

(xiv)                         the terms of any post-petition exit financing, including all documents related thereto, shall not be reasonably acceptable to the Requisite Secured Noteholders; or

(xv)                            the Company shall fail to timely and fully discharge all of its obligations then due and owing under any existing agreements of the Company regarding the payment of fees and expenses of the Ad Hoc Committee Advisors in connection with the

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Restructuring Transactions, provided that any such obligations due and owing as of the Filing Date may be satisfied upon interim approval of the Company’s debtor-in-possession financing.

(b)                                 Upon the occurrence of a Termination Event that is not waived in accordance with Section 9, this Agreement shall terminate effective upon three (3) business days prior written notice of termination delivered to the Parties by the Requisite Secured Noteholders who are not then in breach of any of their obligations under this Agreement.

(c)                                  Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual written agreement among the Company and the Requisite Secured Noteholders.

(d)                                 Effect of Termination.  Upon the termination of this Agreement in accordance with this Section 4, each Party shall, subject to Section 13 hereof, be immediately released from its commitments, undertakings and agreements under or related to this Agreement and shall have all the rights and remedies that it would have had and shall be entitled to take all actions, whether with respect to the Restructuring Transactions or otherwise, that it would have been entitled to take had it not entered into this Agreement, including all rights and remedies available to it under applicable law, the Notes, the Indentures and any ancillary documents or agreements thereto.  Upon any such termination of this Agreement, each Consenting Holder may, upon written notice to the Company and the other Parties, revoke its vote or any consents given by such Consenting Holder prior to such termination, whereupon any such vote or consent shall be deemed, for all purposes, to be null and void ab initio and shall not be considered or otherwise used in any manner by the Parties in connection with the Restructuring Transactions and this Agreement.  If this Agreement has been terminated in accordance with this Section 4 at a time when permission of the Bankruptcy Court shall be required for a Consenting Holder to change or withdraw (or cause to change or withdraw) its vote to accept the Plan, the Company shall not oppose any attempt by such Consenting Holder to change or withdraw (or cause to change or withdraw) such vote at such time.  The Consenting Holders shall have no liability to the Company or to each other in respect of any termination of this Agreement in accordance with the terms of this Section 4.

(e)                                  Automatic Termination.  If not otherwise terminated as set forth herein, this Agreement shall automatically terminate upon the Effective Date.

Section 5.                                          Good Faith Cooperation; Further Assurances; Acknowledgment.  The Parties shall cooperate with each other in good faith and shall coordinate their activities (to the extent practicable and subject to the terms hereof) in respect of (a) all matters relating to this Agreement, (b) all matters concerning the implementation of the Plan Term Sheet and the Plan and (c) the pursuit and support of the Restructuring Transactions.  Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary to carry out the purposes and intent of this Agreement, including, as applicable, making and filing any required regulatory filings and voting any claims or securities of the Company in favor of the Restructuring Transactions (provided that no Consenting Holder shall be required to incur any expense (other than nominal expenses associated with the performance of its obligations hereunder), liability or other obligation) in connection therewith, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement.  This Agreement is

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not, and shall not be deemed, a solicitation for consents to the Plan or a solicitation to tender or exchange of any of the Notes.

Section 6.                                          Definitive Documents.  The Company and each Secured Consenting Holder hereby covenants and agrees (i) to negotiate in good faith the Definitive Documents and (ii) to execute (to the extent such Party is a party thereto) and otherwise support the Definitive Documents.  For the avoidance of doubt, the Company and each Secured Consenting Holder agrees to (i) act in good faith and use commercially reasonable efforts to support and complete successfully the Solicitation and the implementation of the Plan Term Sheet and the Plan in accordance with the terms of this Agreement, (ii) do all things reasonably necessary and appropriate in furtherance of consummating the Restructuring Transactions in accordance with, and within the time frames contemplated by, this Agreement and (iii) act in good faith and use commercially reasonable efforts to consummate the Restructuring Transactions as contemplated by the Plan Term Sheet, the Plan and this Agreement.

Section 7.                                          Representations and Warranties.  Each Party, severally (and not jointly), represents and warrants to the other Parties that the following statements are true, correct and complete as of the date hereof:

(a)                                  it is validly existing and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership, limited liability company or similar authority to enter into this Agreement and carry out the transactions contemplated hereby and perform its obligations contemplated hereunder; and the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder have been duly authorized by all necessary corporate, limited liability, partnership or other similar action on its part;

(b)                                 the execution, delivery, and performance by such Party of this Agreement does not and shall not (i) violate any provision of law, rule or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, or (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its subsidiaries is a party;

(c)                                  the execution, delivery, and performance by such Party of this Agreement does not and shall not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or governmental authority or regulatory body, except such filings as may be necessary and/or required for disclosure by the Securities and Exchange Commission and in connection with the Chapter 11 Cases, the Plan and the Disclosure Statement; and

(d)                                 this Agreement is the legally valid and binding obligation of it, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability or a ruling of the Bankruptcy Court.

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Section 8.                                          Disclosure; Publicity.

(a)                                  Within one (1) business day after the execution of this Agreement, and subject to the provisions set forth in Section 8(b) hereof, the Company shall file this Agreement (including the schedules and exhibits hereto) in a Form 8-K with the Securities and Exchange Commission and/or with the Bankruptcy Court, with such redactions as required pursuant to the terms hereof and as may be further requested by any Consenting Holder’s counsel to maintain the confidentiality of the items identified in Section 8(b) hereof, except as otherwise required by law.  In the event that the Company fails to make the foregoing disclosures in compliance with the terms specified herein, any Consenting Holder may publicly disclose the foregoing, including, without limitation, this Agreement and all of its exhibits and schedules (subject to any redactions required hereby).  The Company hereby waives any claims against the Consenting Holders arising as a result of such disclosure in compliance with this Agreement, and the Consenting Holders shall have no liability to the Company with respect thereto.

(b)                                 The Company will submit drafts to the Ad Hoc Committee Advisors of all press releases and public documents that constitute the initial disclosure of the existence or terms of this Agreement or any amendment to the terms of this Agreement prior to making any such disclosure, and shall afford them a reasonable opportunity to comment on such documents and disclosures and shall incorporate any such comments in good faith.  Except as required by law or otherwise permitted under the terms of any other agreement between the Company and any Consenting Holder, no Party or its advisors shall (i) use the name of any Consenting Holder in any public manner or (ii) disclose to any person (including, for the avoidance of doubt, any other Consenting Holder), other than advisors to the Company, the principal amount or percentage of any Notes or any other securities of the Company held by any Consenting Holder, in each case without such Consenting Holder’s prior written consent; provided, however, that (i) if such disclosure is required by law or regulation, the disclosing Party shall afford the relevant Consenting Holder a reasonable opportunity to review and comment in advance of such disclosure and shall take all reasonable measures to limit such disclosure and (ii) the foregoing shall not prohibit the disclosure of the aggregate percentage or aggregate principal amount of (a) Senior Secured Notes held by the Secured Consenting Holders and (b) Subordinated Notes held by the Subordinated Consenting Holders.

Section 9.                                          Amendments and Waivers.  This Agreement, including any exhibits or schedules hereto, may not be modified, amended or supplemented, and a Termination Event may not be waived, except in a writing signed by the Company and the Requisite Secured Noteholders; provided, however, that this Agreement may not be modified, amended or supplemented, and a Termination Event may not be waived, if with respect to Tontine, any individual employed by Tontine, or the holders of the Subordinated Notes, it would result in materially adverse treatment to them under the Plan or the Plan Term Sheet, except in a writing signed by the Company, the Requisite Secured Noteholders and the Subordinated Consenting Holders; provided, further however, that any modification of, or amendment or supplement to, this Section 9 shall require the written consent of the Company and the Consenting Holders.

Section 10.                                   Effectiveness.  This Agreement shall not become effective and binding on the Parties unless and until counterpart signature pages to this Agreement shall have been executed and delivered by the Company and (i) Secured Consenting Holders holding at least

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55% in aggregate principal amount of the Senior Secured Notes and (ii) Subordinated Consenting Holders holding at least 66-2/3% in aggregate principal amount of the Subordinated Notes (the “Lock-Up Effective Date”); provided, however, that signature pages executed by Consenting Holders shall be delivered to (a) other Consenting Holders in a redacted form that removes such Consenting Holders’ individual holdings of the Notes and (b) the Company and advisors to the Consenting Holders in an unredacted form, and the Company and such advisors agree to treat such holdings information as confidential, and shall not disclose such information to any party unless required by applicable law or legal process.

Section 11.            GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.  BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ANY LEGAL ACTION, SUIT OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT OR PROCEEDING, MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT IN THE BOROUGH OF MANHATTAN, THE CITY OF NEW YORK, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE PARTIES HEREBY IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE NONEXCLUSIVE JURISDICTION OF EACH SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING.  EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  NOTWITHSTANDING THE FOREGOING CONSENT TO JURISDICTION, FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, EACH OF THE PARTIES AGREES THAT THE BANKRUPTCY COURT SHALL HAVE EXCLUSIVE JURISDICTION WITH RESPECT TO ANY MATTER UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

Section 12.            Specific Performance.  It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy, including an order of the Bankruptcy Court requiring any Party to comply promptly with any of its obligations hereunder.

Section 13.            Survival.  Notwithstanding the termination of this Agreement pursuant to Section 4 hereof, the agreements and obligations of the Parties in this Section 13 and in Sections 4(d), 8, 11, 15, 17, 20, 21 and 22 hereof shall survive such termination and shall continue in full force and effect for the benefit of the Consenting Holders in accordance with the terms hereof.

Section 14.            Headings.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

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Section 15.            Successors and Assigns; Severability; Several Obligations.  This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives; provided, however, that nothing contained in this Section 15 shall be deemed to permit sales, assignments or transfers of the Notes or claims arising under the Notes other than in accordance with Section 3(c) of this Agreement.  If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof or the Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon any such determination of invalidity, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 16.            No Third-Party Beneficiaries.  Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other person or entity shall be a third-party beneficiary hereof.

Section 17.            Prior Negotiations; Entire Agreement.  This Agreement, including the exhibits and schedules hereto, including the Plan Term Sheet, constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof, except that the Parties acknowledge that any confidentiality agreements (if any) heretofore executed between the Company and each Consenting Holder shall continue in full force and effect subject to the terms and conditions thereof.

Section 18.            Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile signature or otherwise), each of which shall be deemed an original and all of which shall constitute one and the same agreement.

Section 19.            Notices.  All notices hereunder shall be deemed given if in writing and delivered, if sent by facsimile, e-mail, courier or by registered or certified mail (return receipt requested) to the addresses and facsimile numbers set forth on the signature pages hereof (or at such other addresses or facsimile numbers as shall be specified by like notice), with a copy to each person identified thereon.

Section 20.            Reservation of Rights.  Except as expressly provided otherwise in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each Consenting Holder to protect and preserve its rights, remedies and interests, including its claims against the Company.  Nothing herein shall be deemed an admission of any kind.  If the transactions contemplated herein are not consummated, or this Agreement is terminated for any reason, the Parties hereto fully reserve any and all of their rights.  Pursuant to Rule 408 of the Federal Rule of Evidence, any applicable state rules of evidence and any other applicable law, foreign or domestic, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce its terms.

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Section 21.            Prevailing Party.  If any Party brings an action or proceeding against any other Party based upon a breach by such Party of its obligations hereunder, the prevailing Party shall be entitled to all reasonable expenses incurred, including reasonable attorneys’, accountants’ and financial advisors fees in connection with such action or proceeding.

Section 22.            Relationship Among Parties.  It is understood and agreed that no Secured Consenting Holder has any duty of trust or confidence or fiduciary duty in any kind or form with any other Secured Consenting Holder or other holder of the Senior Secured Notes.  In this regard, it is understood and agreed that any Secured Consenting Holder may trade in the Senior Secured Notes or other debt or equity securities of the Company without the consent of the Company or any other Secured Consenting Holder, subject to applicable securities laws and Sections 2(c) and 2(d) of this Agreement; provided, however, that no Secured Consenting Holder shall have any responsibility for any such trading to any other entity by virtue of this Agreement, provided further, however, that pursuant to Section 2(d) of this Agreement, no Subordinated Consenting Holder may trade in the equity securities of the Company without the express written consent of the Requisite Secured Noteholders.  No prior history, pattern or practice of sharing confidences among or between the Secured Consenting Holders shall in any way affect or negate this understanding and agreement.

Section 23.            Fiduciary Duties.  Notwithstanding anything to the contrary herein, nothing in this Agreement shall prohibit (a) the Company or any directors or officers of the Company (in such person’s capacity as a director or officer of the Company) from taking any action, or refraining from taking any action, to the extent required, in the opinion of counsel, to comply with its or their fiduciary obligations under applicable law, or (b) any Consenting Holder or representative of a Consenting Holder that becomes a member of a statutory committee that may be established in the Chapter 11 Cases from taking any action, or refraining from taking any action, in such person’s capacity as a statutory committee member to the extent required to comply with fiduciary obligations applicable under the Bankruptcy Code; provided however, that nothing in this Agreement shall be construed as requiring any Consenting Holder to serve on any statutory committee in the Chapter 11 Cases.  Nothing herein will limit or affect, or give rise to any liability, to the extent required for the discharge of the fiduciary obligations described in this Section 23.

[Signature Pages Follow]

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TONTINE CAPITAL PARTNERS, L.P.,

as holder of the Subordinated Notes and the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Managing Member of General Partner
Title:	(Tontine Capital Management, LLC)

Principal Amount of Subordinated Notes:	$75 million original principal amount plus accrued and deferred interest

TONTINE CAPITAL OVERSEAS MASTER FUND, L.P.,
as holder of the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Managing Member of General Partner
Title:	(Tontine Capital Overseas GP, LLC)

Principal Amount of Subordinated Notes:

TONTINE CAPITAL OVERSEAS MASTER FUND II, L.P.,
as holder of the common stock of NEI

By:	/s/ Jeffrey L. Gendell
Name:	Jeffrey L. Gendell
Managing Member of General Partner
Title:	(Tontine Asset Associates, LLC)

Principal Amount of Subordinated Notes:

Notice Address:

55 Railroad Avenue

Greenwich, CT 06830

Fax: (203) 769-2010

Attention: Jeffrey L. Gendell

With a copy to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street

Chicago, IL 60606

Fax: (312) 984-3150

Attention: Sarah M. Bernstein

EXHIBIT A TO RESTRUCTURING & LOCK-UP AGREEMENT

NEENAH FOUNDRY COMPANY

Plan Term Sheet

This restructuring term sheet (“Term Sheet”), which is Exhibit A to the Restructuring & Lock-Up Agreement, dated as of February 3, 2010 (the “Restructuring Agreement”), presents the material terms of a proposed restructuring of the Company through a conforming plan of reorganization under chapter 11 of the Bankruptcy Code.  The implementation of the restructuring terms reflected herein and all definitive documentation (including, without limitation, all “first day” motions filed in the impending chapter 11 cases) in connection with the restructuring transaction are subject to the agreements and consents reflected in the Restructuring Agreement.

This term sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408 and any other rule of similar import.  Until publicly disclosed in accordance with the terms of the Restructuring Agreement, this term sheet and the information contained herein shall remain strictly confidential and may not be shared with any person other than Neenah Foundry Company (“Neenah” and together with Neenah Enterprises, Inc. and each of their direct and indirect subsidiaries, the “Company”), the ad hoc committee (the “Ad Hoc Committee”) of holders of the 9.5% Senior Secured Notes due 2017 (the “Senior Secured Notes”) issued pursuant to that certain indenture dated as of December 29, 2006, by and among Neenah, as issuer, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as indenture trustee (the “Senior Secured Notes Indenture Trustee”), as supplemented on September 30, 2008 (the “Secured Notes Indenture”), the ABL Lenders (defined below), the holders of the 12.5% Senior Subordinated Notes due 2013 (the “Subordinated Notes”), and such parties’ respective advisors.

THIS TERM SHEET DOES NOT CONSTITUTE AN OFFER OR A LEGALLY BINDING OBLIGATION OF THE COMPANY, THE AD HOC COMMITTEE OR ANY OTHER PARTY, NOR DOES IT CONSTITUTE AN OFFER OF SECURITIES OR A SOLICITATION OF THE ACCEPTANCE OR REJECTION OF A CHAPTER 11 PLAN FOR PURPOSES OF SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE.

Transaction Summary:

Subject to the terms of this Term Sheet and the Restructuring Agreement, the Company shall restructure its capital structure through a chapter 11 plan of reorganization, the material terms and conditions of which are set forth in this Term Sheet and the Restructuring Agreement and which shall otherwise be satisfactory to the Ad Hoc Committee (the “Plan”).(1)  The Company’s current intention is to file voluntary petitions for relief (the “Chapter 11 Cases”) under chapter 11 of the Bankruptcy Code for Neenah, Neenah Enterprises, Inc. (“NEI”), and each of their domestic direct and indirect subsidiaries (collectively, the “Debtors”) in the United States Bankruptcy Court for the District of Delaware on approximately February 3, 2010 (the “Petition Date”). Other material deadlines for the Chapter 11

(1)           All matters requiring the consent or approval of the Ad Hoc Committee hereunder shall mean the prior written consent of the Requisite Secured Noteholders (as defined in the Restructuring Agreement).

Cases are outlined in Section 3 of the Restructuring Agreement, and are incorporated by reference herein.

As described in more detail below, pursuant to the Plan: (a) the lenders (the “ABL Lenders”) under the prepetition revolving ABL credit facility (the “ABL Credit Facility”) shall be paid in full in cash or reinstated on such terms that are satisfactory to the ABL Lenders and the Ad Hoc Committee, (b) holders of the Senior Secured Notes shall receive their pro rata share of (i) $50 million in principal amount of the New Secured Notes (defined below), and (ii) 97% of the new common stock of the reorganized Company (the “New Common Stock”) outstanding as of the effective date of the Plan (the “Effective Date”), (c) holders of General Unsecured Claims (defined below) shall not be impaired under the Plan and shall either be reinstated or paid in full in cash on the Effective Date and (d) holders of the Subordinated Notes (defined below) shall receive their pro rata share of 3% of the New Common Stock outstanding as of the Effective Date and the Warrants (defined below). All existing equity interests in NEI will be canceled.

DIP Financing / First Day Motions:

DIP & Exit Financing:

Debtor-in-possession financing (the “DIP Financing”) shall be provided by: (a) members of the Ad Hoc Committee (the “Term DIP Lenders”), in the amount of $50 million, the terms and conditions of which shall be consistent with the commitment letter and detailed term sheet for the DIP Financing in the form attached hereto as Exhibit 1 and which shall be acceptable to the Ad Hoc Committee (the “Term DIP Financing Commitment”) and (b) the ABL Lenders (the “Revolving DIP Lenders”, and together with the Term DIP Lenders, the “DIP Lenders”), in the amount of $90 million, the terms and conditions of which are set forth in that certain Amended and Restated Loan and Security Agreement dated February     , 2010 and shall be acceptable to the Ad Hoc Committee and the ABL Lenders (the “Revolving DIP Financing Commitment”, and together with the Term DIP Financing Commitment, the “DIP Financing Commitments”).

As adequate protection for the use of the collateral (including cash collateral) securing the ABL Credit Facility and the Senior Secured Notes, respectively, during the Chapter 11 Cases, (A) the ABL Lenders shall receive (i) periodic cash payments pursuant to section 361 of the Bankruptcy Code equivalent to (y) current payment of interest at the non-default rate and (z) professional fees and expenses for one lead counsel, one local counsel, one financial advisor, (ii) replacement liens, and (iii) a superpriority administrative expense claim to the extent of any diminution in the value of the collateral securing the ABL Credit Facility and (B) the holders of the Senior Secured Notes shall receive (i) periodic cash payments pursuant to section 361 of the Bankruptcy Code in an amount equivalent to the professional fees and expenses of Stroock& Stroock &

Lavan LLP, Richards, Layton & Finger LLP, and Moelis & Company, (ii) replacement liens, and (iii) a superpriority administrative expense claim to the extent of any diminution in the value of the collateral securing the ABL Credit Facility, and such other adequate protection in form and substance acceptable to the ABL Lenders and the Ad Hoc Committee.

The DIP Financing and use of cash collateral shall otherwise be on terms acceptable to the Ad Hoc Committee and the Debtors.

On the Effective Date, at the Debtors’ election and subject to (i) the satisfaction or waiver of the terms and conditions to the effectiveness of the Plan and (ii) the Debtors’ compliance with the terms of the DIP Financing Commitment (including payment of the fees set forth in the DIP Financing Commitment) and the Restructuring Agreement, the full $50 million of outstanding obligations or unused commitments under the DIP Financing shall convert into a new term loan (the “New Term Loan”), the terms of which shall be (i) negotiated during the Chapter 11 Cases and (ii) acceptable to the Ad Hoc Committee.

First Day Motions:

Draft copies of all “first day” pleadings, motions and proposed forms of orders shall be provided sufficiently in advance of commencement of the Chapter 11 Cases to the Ad Hoc Committee and its professionals, and the relief sought in all first day motions and proposed forms of orders shall be reasonably acceptable to the Ad Hoc Committee.

In addition to customary “first day” motions, the Debtors shall file a “first day” motion seeking authority, in their discretion, to pay certain prepetition amounts due to critical vendors, up to an aggregate of $9 million. The Debtors shall also seek authority, in their discretion, to pay amounts owing to non-critical vendors who delivered goods to the Debtors within twenty days of the Petition Date who otherwise would be granted an administrative expense claim pursuant to section 503(b)(9) of the Bankruptcy Code, up to an aggregate of $1 million. Such motions shall be in form and substance reasonably acceptable to the Ad Hoc Committee and the Debtors.

Classification and Treatment of Claims and Interests

DIP Financing:

On the Effective Date, at the Debtors’ election and subject to the satisfaction or waiver of the terms and conditions to the effectiveness of the Plan, all outstanding obligations under the Term DIP Financing shall convert into the New Term Loan. Any unused commitments under the Term DIP Financing will be available to be drawn by the reorganized Company under the New Term Loan. If the outstanding obligations under the Term DIP Financing are not converted into the New Term Loan, such obligations shall be paid in full in cash on the Effective Date.

On the Effective Date, subject to the satisfaction or waiver of the terms and conditions to the effectiveness of the Plan, the Revolving DIP Financing shall be paid in full in cash.

Administrative Expense Claims:

Each holder of an Allowed(2) Administrative Expense Claim (as defined below) shall receive cash equal to the full amount of its claim on the later to occur of: (i) the Effective Date, (ii) the date upon which the Administrative Expense Claim becomes an Allowed claim, (iii) in the ordinary course of business as such claim becomes due, or (iv) such other date as may be agreed upon between the holder of such Allowed Administrative Expense Claim and the Debtors.

“Administrative Expense Claims” shall include, among other things: (i) Allowed claims for reasonable fees and expenses of professionals retained in the Chapter 11 Cases with the approval of the Bankruptcy Court; (ii) all reasonable and documented fees and expenses incurred by the Ad Hoc Committee and its advisors, in each case pursuant to the terms of their respective pre-petition engagement letters, without any requirement for the filing of retention applications or fee applications in the Chapter 11 Cases; (iii) claims for out-of-pocket expenses incurred by the members of the Ad Hoc Committee in connection with the restructuring; and (iv) Allowed claims against the Company arising under section 503(b) of the Bankruptcy Code.

Senior Secured Notes Indenture Trustee Claims:

On the Effective Date, the Company shall pay all reasonable and documented fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee under the Senior Secured Notes Indenture, in the performance of its duties and as provided under the Senior Secured Notes Indenture (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals) prior to the Effective Date (to the extent not paid as of such date); provided, however, that such fees, costs and expenses are reimbursable under the terms of the Senior Secured Notes Indenture. The Company shall also pay all reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee after the Effective Date in connection with the distributions required pursuant to the Plan or the implementation of any provisions of the Plan (including, but not limited to, the reasonable fees, costs and expenses incurred by the Senior Secured Notes Indenture Trustee’s professionals).

Priority Tax Claims:

All holders of Allowed claims against the Company under section 507(a)(8) of the Bankruptcy Code (collectively, the “Priority Tax Claims”) shall be treated in accordance with section 1129(a)(9)(C) of the Bankruptcy Code and shall not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Priority Non-Tax Claims:

All holders of Allowed claims against the Company under section 507(a) of the Bankruptcy Code other than Administrative Expense Claims or Priority Tax Claims shall not be impaired by the Plan, with holders of such

(2)           “Allowed” shall mean any claim that is determined to be an allowed claim in the Chapter 11 Cases in accordance with section 502 and/or section 506 of the Bankruptcy Code.

claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Prepetition ABL Credit Facility Claims:

Upon the Effective Date, all holders of Allowed claims arising under the prepetition ABL Credit Facility (collectively, the “Prepetition ABL Credit Facility Claims”) shall (a) be paid in full in cash and therefore not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote, or (b) be reinstated on such terms that are satisfactory to the Ad Hoc Committee and the ABL Lenders.

Other Secured Claims:

All holders of Allowed secured claims, other than Prepetition ABL Credit Facility Claims and Senior Secured Note Claims (as defined below), if any, shall not be impaired by the Plan, with holders of such claims (in such capacity) being deemed to have accepted the Plan and not entitled to vote.

Senior Secured Note Claims:

Upon the Effective Date, all holders of Allowed Claims arising under the prepetition Senior Secured Notes (the “Senior Secured Note Claims”) shall receive their pro rata share of (i) 97% of the New Common Stock outstanding as of the Effective Date (subject to dilution by any equity awards under a new management incentive plan to be adopted by the new Board of Directors following the Effective Date (the “Management Incentive Plan”) and the issuance of the Warrants (as defined below) and (ii) $50 million in principal amount of new senior secured notes (the “New Secured Notes”) to be issued by the reorganized Company. A summary of the material terms of the New Secured Notes is set forth in Annex A hereto. The terms of the New Secured Notes shall be satisfactory to the Ad Hoc Committee and the Company.

Subordinated Note Claims:

On the Effective Date, the holders of claims arising under the Subordinated Notes (the “Subordinated Note Claims”) shall receive (a) their pro rata share of (i) 3% of the New Common Stock outstanding as of the Effective Date, (ii) warrants (the “Series A Warrants”) to acquire 5% of the New Common Stock (calculated based on the outstanding New Common Stock as of the Effective Date (without giving effect to any exercise of the Warrants) and subject to dilution by any equity awards under the Management Incentive Plan and any subsequent issuances of shares of New Common Stock), exercisable for cash, with an exercise price established at an amount per share based on $ [TBD      ] million(3) of reorganized equity value as of the Effective Date, and (iii) warrants (the “Series B Warrants”, and together with the Series A Warrants, the “Warrants”) to acquire 5% of the New Common Stock (calculated based on the outstanding New Common Stock as of the Effective Date (without giving effect to any exercise of the Warrants) and subject to dilution by any equity awards under the Management Incentive Plan and any

(3)           AMOUNT IS INTENDED TO REFLECT A PAR PLUS ACCRUED RECOVERY THROUGH THE PETITION DATE TO HOLDERS OF SENIOR SECURED NOTES ON ACCOUNT OF THEIR EQUITY DISTRIBUTION AS OF THE EFFECTIVE DATE.

subsequent issuances of shares of New Common Stock), exercisable for cash, with an exercise price established at an amount per share based on $[TBD      ]million(4) of reorganized equity value as of the Effective Date and (b) the reasonable fees and expenses of legal counsel capped at $55,000.

The Warrants shall expire upon the earlier to occur of the following (the “Expiration Date”): (A) the consummation of a Liquidity Event (defined below) or (B) (i) in the case of the Series A Warrants, 5 years from the Effective Date, or (iii) in the case of the Series B Warrants, 7 years from the Effective Date. After the Expiration Date, the Series A Warrants and Series B Warrants, as applicable, will become void.

The term “Liquidity Event” shall mean (i) any direct or indirect sale or other transfer, in one or a series of related transactions (including without limitation, any merger or consolidation) of all or substantially all of the property and assets of the Company and its subsidiaries, (ii) any merger, consolidation or sale of stock to which the Company is a party and which the holders of the voting securities of the Company immediately prior thereto own less than a majority of the outstanding voting securities of the surviving entity immediately following such transaction, or (iii) the consummation of an underwritten public offering of more than 20% of the shares of common stock by the Company.

The Warrants shall contain structural anti-dilution protection only (stock splits, stock dividends, or combinations), but no economic anti-dilution protections (such as anti-dilution protection with respect to new issuances of capital stock of the Company (including options, warrants or convertible securities)). The terms of the Warrants shall otherwise be acceptable to the Ad Hoc Committee.

General Unsecured Claims:

On the Effective Date, holders of Allowed general unsecured claims (“General Unsecured Claims”) shall (in the Debtors’ discretion, with prior approval from the Ad Hoc Committee) either have their General Unsecured Claims reinstated or receive payment of 100% of such claims in cash.

Intercompany Claims:

On the Effective Date, at the Ad Hoc Committee’s option, all Intercompany Claims shall either be (i) reinstated, in full or in part, or (ii) discharged and extinguished, in full or in part; provided, however, that prior to such discharge and extinguishment such Intercompany Claims may be contributed to capital, transferred, setoff or subject to any other arrangement at the option of the Ad Hoc Committee.

(4)           AMOUNT IS INTENDED TO REFLECT IMPUTED EQUITY VALUE ASSUMING A TEV OF $500 MILLION AS OF THE EFFECTIVE DATE.

Section 510(b) Claims:

No holder of a claim against the Company that is described in section 510(b) of the Bankruptcy Code (collectively, the “Section 510(b) Claims”) shall receive a distribution on account of such claim and shall be extinguished. Holders of Section 510(b) Claims (in such capacity) shall be impaired, deemed to have rejected the Plan and not entitled to vote.

Equity:

No holder of any other equity interests in NEI shall receive a distribution under the Plan on account of such interests. All equity interests in NEI shall be extinguished on the Effective Date. Holders of such equity interests shall be impaired, deemed to have rejected the Plan and not entitled to vote.

Effective as of the date hereof, Tontine (as defined below), as a holder of equity interests in NEI, shall be prohibited from selling its equity interests in NEI from the date hereof through the Effective Date, absent written consent from the Requisite Secured Noteholders (as defined in the Restructuring Agreement).

Other Principal Terms of Plan:

Executory Contracts:	Prior to the Effective Date, the Company shall file a list of unexpired leases and executory contracts to be assumed or rejected, which list shall be acceptable to the Ad Hoc Committee.

Releases and Exculpation:

The Company and each party listed below shall be released of any and all claims or causes of action, known or unknown, relating to any pre-Effective Date acts or omissions, by and among the following: (1) all former and current officers and directors of the Debtors, (2) the pre-petition agent under the ABL Credit Facility, (3) the ABL Lenders, (4) Senior Secured Notes Indenture Trustee, (5) DIP Lenders, (6) each holder of Senior Secured Notes, (7) Tontine Capital Partners, L.P. and its managed accounts and affiliated funds (“Tontine”) and (8) officers, directors, members, affiliates, employees, agents, attorneys, accountants, financial advisors of the Company and each of the foregoing parties listed in items 1 through 7.

Conditions to Confirmation / Effectiveness

The Plan shall contain conditions to confirmation and effectiveness that are satisfactory to the Ad Hoc Committee and agreed upon by the Company, as may be set forth in the Restructuring Agreement, including, without limitation: (a) the Plan has been confirmed by order of the Bankruptcy Court, in form and substance acceptable to the Ad Hoc Committee and the Debtors, (b) the Restructuring Agreement has not been terminated; (c) no stay of the confirmation order is in effect; (d) all definitive documentation necessary to implement the Plan shall be in form and substance acceptable to the Ad Hoc Committee and the Company and shall have been executed.; and (e) the aggregate amount of fees (including monthly fees or success/transaction fees) payable to Rothschild pursuant to its engagement letter, dated May 22, 2009, and any amendment or modification thereto (the “Engagement Letter”) to the extent an order is entered in the Bankruptcy Court authorizing the retention of Rothschild on behalf of the Company (an “Engagement Order”), shall not exceed $3.85 million in the aggregate; provided that the foregoing provision shall not be applicable if any Consenting Secured Holder opposes the Company’s request to retain Rothschild in accordance with the terms of the Engagement Letter but subject to a $3.85 million limit for its fees in the aggregate.

Management Incentive Plan & Other Compensation Plans:

A long-term Management Incentive Plan will be adopted by the new Board of Directors. The Company shall not implement or adopt any new compensation programs for its employees without the written consent of the Ad Hoc Committee.

Board of Directors:	The Board of Directors of the reorganized Debtors will consist of 5 members (or such other number as determined by the Ad Hoc Committee) selected by the Ad Hoc Committee.

Restructuring Transactions:

The restructuring transactions in connection with the Plan shall be in form and substance acceptable to the Ad Hoc Committee and the Company. Such restructuring transactions may include: (i) causing any or all of the Debtors or the direct or indirect subsidiaries of the Debtors, as reorganized on the Effective Date (the “Reorganized Debtor Subsidiaries”) to be liquidated or merged into one or more of the other Reorganized Debtor Subsidiaries or any other subsidiaries of the Debtors, dissolved or reincorporated in a different jurisdiction, (ii) forming such new entities as may be advisable in connection with or in furtherance of the restructuring, (iii) causing the transfer of assets between or among the Reorganized Debtor Subsidiaries, (iv) causing any or all of the amended organizational documents of any of the Reorganized Debtor Subsidiaries to be implemented, effected or executed and/or (v) engaging in any other transaction in furtherance of the Plan. Any such transactions may be effective as of the Effective Date pursuant to the confirmation order without any further action by the stockholders, members, general or limited partners, or directors of any of the Debtors, the debtors-in-possession or the Reorganized Debtors. In addition, the restructuring transactions under the Plan may be amended, altered or modified in a manner that is favorable to the reorganized Debtors and the members of the Ad Hoc Committee from a tax perspective.

Corporate Governance:

Upon the Effective Date, the Company shall be a private company and the New Common Stock shall not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange. Reporting obligations applicable to the holders of New Common Stock are set forth in the Shareholder Agreement.

The New Common Stock and Warrants issued under the Plan shall be exempt from registration under section 1145 of the Bankruptcy Code. The Company, upon emergence, shall not be a SEC reporting company.

The New Common Stock and Warrants will be subject to restrictions on transfer to prevent the Reorganized Debtors from becoming a “reporting company” under the Securities Exchange Act of 1934, as amended. Specifically, the amended and restated certificate of incorporation of the Reorganized Debtors, the Warrant and any shareholders’ agreement shall provide that any transfer, or series of related transfers, of New Common Stock or Warrants that (i) will result in the Company having more than 300 record holders of New Common Stock (assuming the exercise of all then outstanding Warrants) or otherwise require registration of the New Common Stock with the Securities and Exchange Commission under the Exchange Act or (ii) the new Board of Directors reasonably determines in good faith would, if effected, result in the Company having more than 300 record holders of New Common Stock or that no registration is required, or (iii) otherwise violates the terms of the amended and restated certificate of incorporation, will be prohibited and any such purported transfer or series of transfers will be void and will not be recognized by the Company. The amended and restated certificate of incorporation of the Reorganized Debtors as well as all other organizational documents of the Reorganized Debtors shall be in form and substance acceptable to the Debtors and the Ad Hoc Committee.

Prior to the Effective Date, the Company will engage a qualified institution acceptable to the Ad Hoc Committee to serve as transfer agent for the New Common Stock and all transfers of the New Common Stock and the Warrants shall be made through and recognized by such transfer agent to be effective.

On the Effective Date, the Debtors and certain holders of the New Common Stock shall enter into a shareholder agreement (“Shareholder Agreement”) in form and substance acceptable to the Ad Hoc Committee and the Subordinated Consenting Holders (as defined in the Restructuring Agreement).

On the Effective Date, the Debtors, the Ad Hoc Committee and any parties that may be entitled to receive any of the Warrants shall enter into (i) an appropriate warrant purchase agreement, to be in form and substance satisfactory to the Debtors and the Ad Hoc Committee and (ii) the Shareholder Agreement.

On and after the Effective Date, upon request to the Company and the Ad Hoc Committee, the Subordinated Consenting Holders may receive copies of any financial reports provided to the members of the Ad Hoc

Committee, as holders of the New Common Stock. All other corporate governance matters shall be satisfactory to the Ad Hoc Committee.

Professional Expenses:

Reasonable and documented fees and expenses of the Ad Hoc Committee shall be paid in full in cash on the Effective Date to the extent not otherwise paid, either as adequate protection or otherwise, during the Chapter 11 Cases.

Amendments

Neither this Term Sheet nor the Plan may be amended without the prior written consent of the Ad Hoc Committee, the Term DIP Lenders and the Company; provided, however, that with respect to Tontine, any individual employed by Tontine and the holders of the Subordinated Notes, the Plan and this Term Sheet shall not be amended in a manner that would result in materially adverse treatment to them without the prior written consent of the Ad Hoc Committee, the Term DIP Lenders, the Company and Tontine.

ANNEX A TO PLAN TERM SHEET

Summary of Certain Terms of New Secured Notes

Principal Amount:	$50 million.

Issuer:	[TBD]

Security:	Second priority lien on PP&E and third priority lien on working capital.

Guarantees:	Guaranteed on a senior secured basis by the Issuer’s direct and indirect parent (if any) and all of the Issuer’s domestic direct and indirect subsidiaries.

Interest:

15% (10% of which shall be payable in kind from the first anniversary of the Effective Date until the earlier of (i) the Company achieving a Total Debt to EBITDA ratio of 4.0x or less or (ii) 18 months following the Effective Date).

Covenants:	Affirmative and negative covenants (possibly including financial covenants) standard for debt instruments of this kind and that are satisfactory to the Ad Hoc Committee.

Maturity Date:	4 years from the Effective Date.

Financial Reporting:

Subject to the execution of an appropriate confidentiality agreement, the holders of the New Secured Notes shall be entitled to receive, at a minimum: (1) within 90 days of the end of each fiscal year, audited financial statements certified by a national accounting firm and prepared in accordance with GAAP and a Management’s Discussion and Analysis (the “MD&A”) of Financial Condition with respect to such financial statements, which MD&A is substantially similar to that which would be included in an Annual Report on Form 10-K; (2) within 45 days of the end of each of the first three fiscal quarters, condensed consolidated financial statements of the Company for such quarter and the comparable period of the prior year prepared in accordance with GAAP and an MD&A of Financial Condition with respect to such financial statements substantially similar to that which would be included in a Quarterly Report on Form 10-Q; and (3) upon request of the holders of the New Secured Notes from time to time, a brief description of the nature of the business of the Company and its products and services. The Company may, in the discretion of the new Board of Directors, elect to conduct quarter-end and/or year-end earnings calls following the delivery of the financial statements and MD&A.

EXHIBIT 1 TO PLAN TERM SHEET

DIP FINANCING TERM SHEET

[Omitted]